Exhibit 2.1

Execution Version

June 22, 2020

Match Group, Inc.

8750 North Central Expressway, Suite 1400

Dallas, Texas 75231

Re:	Amendment No. 2 to Transaction Agreement.

Attn:	Ladies and Gentlemen:

1.      Reference is made to that certain Transaction Agreement, dated as of December 19, 2019 and amended as of April 28, 2020 (the “Transaction Agreement”), by and among IAC/InterActiveCorp, a Delaware corporation (“IAC”), IAC Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of IAC (“New IAC”), Valentine Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of IAC (“New Match Merger Sub”), and Match Group, Inc., a Delaware corporation (“Match”). IAC, New IAC, New Match Merger Sub and Match are referred to together as the “Parties”.

2.      The Parties hereby agree that the “Election Deadline” shall be 5:00 p.m. (New York City time) on June 25, 2020.

3.      The Parties hereby amend and restate Section 3.01(e)(ii) of the Transaction Agreement in its entirety to read as follows:

“Holders of Match Capital Stock. The Agent and New Match shall, as soon as practicable after the Closing, (i) determine the number of whole shares and fractional shares of New Match Common Stock that each former Non-IAC Match Shareholder is entitled to receive in connection with the consummation of the Match Merger and (ii) (A) aggregate all such fractional shares of all such holders into whole shares and sell the whole shares obtained thereby in open market transactions at then-prevailing trading prices on behalf of such holders to whom fractional shares otherwise would have been issued and (B) in lieu of delivering such fractional shares to such holders, deliver to each such holder, or for the benefit of each beneficial owner who otherwise would have been entitled to receive fractional shares, such holder’s or beneficial owner’s ratable share of the net proceeds of such sales, based upon the average gross selling price per share of New Match Common Stock after making appropriate deductions for any amount required to be withheld under applicable Law as contemplated in Section 3.03 and less any brokers’ charges, commissions or transfer Taxes. The Agent, in its sole discretion, will determine the timing and method of selling such shares, the selling price of such shares and the broker-dealer through which such shares will be sold; provided, however, that the designated broker-dealer is not an Affiliate of New IAC or New Match. No interest will accrue on the proceeds from the sale of such shares. New IAC and New Match agree that the determination of the number of whole shares and fractional shares of New Match Common Stock entitled to be received in respect of Match Non-Electing Shares shall be calculated on an aggregate level with respect to each holder of record of Match Non-Electing Shares, without regard to the number of beneficial holders of such shares.”

4.      The Parties hereby amend and restate Section 3.01(f)(iii) of the Transaction Agreement in its entirety to read as follows:

“Until surrendered as contemplated by Section 3.01(d) of this Agreement, each certificate or book-entry that formerly represented shares of Match Capital Stock immediately prior to the Match Merger Effective Time (other than any shares to be cancelled pursuant to Section 2.03(d)(ii)) shall be deemed, from and after the Match Merger Effective Time, to represent the right to receive upon such surrender (x) subject to Section 3.01(e), the applicable number of shares of New Match Common Stock and the applicable amount of cash, if any, which the holder of such shares was entitled to receive, in respect of such shares under Section 2.03(d) of this Agreement and (y) cash in lieu of fractional shares, if any, pursuant to Section 3.01(e)(ii) and in respect of any dividends or other distributions pursuant to Section 3.01(h).”

5.      The Parties hereby amend and restate Section 3.01(h) of the Transaction Agreement in its entirety to read as follows:

“Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to a class or series of capital stock issuable in connection with the Transactions with a record date after the Closing Date shall be paid to the holder of any unsurrendered certificate (or shares held in book-entry form) with respect to the shares of such class or series of capital stock issuable upon surrender thereof, and no cash payment or cash in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.01(e)(i) or Section 3.01(e)(ii), until the surrender of such certificate (or shares held in book-entry form) in accordance with this Article III. Subject to escheat, Tax or other applicable Law, following surrender of any such certificate (or shares held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of the applicable class of capital stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of such class of capital stock to which such holder is entitled pursuant to Section 3.01(e)(i) or Section 3.01(e)(ii) and the amount of dividends or other distributions with a record date after the Closing Date theretofore paid with respect to such whole shares of such class of capital stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing Date but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of such class of capital stock.”

6.      The Parties hereby amend and restate Section 3.01(j)(ii) of the Transaction Agreement in its entirety to read as follows:

“New Match Exchange Fund. The Agent shall invest any cash in the Exchange Fund that is payable as the cash portion of the Cash/Stock Merger Consideration Amount or that is payable in respect of New Match Common Stock (or, before it is renamed pursuant to the Post-Merger Amendments to the New Match Charter, IAC Class M Common Stock) as dividends or other distributions payable pursuant to Section 3.01(h) as directed by New Match. Any interest and other income resulting from such investments shall be paid to New Match. Any portion of the Exchange Fund that consists of any Cash/Stock Election Merger Consideration Amount or New Match Common Stock (or cash in lieu of fractional shares or any dividends or other distributions payable with respect to shares of New Match Common Stock, together with any interest received with respect thereto) (collectively, the “New Match Exchange Fund”) that remains undistributed for 180 days after the Closing Date shall be delivered to New Match, upon demand, and any former holder of IAC Capital Stock or Match Capital Stock who has not theretofore complied with this Article III shall thereafter look only to New Match for payment of its claims for such Cash/Stock Election Merger Consideration Amount, such cash in lieu of fractional shares and such shares of New Match Common Stock, any dividends and distributions with respect to shares of New Match Common Stock to which such holder is entitled pursuant to this Article III, in each case without any interest thereon. Any portion of the New Match Exchange Fund which remains undistributed to the holders of certificates (or shares held in book-entry form) for one year after the Closing Date (or immediately prior to such earlier date on which the New Match Exchange Fund would otherwise escheat to, or become the property of, any Governmental Authority), shall, to the extent permitted by applicable Law, become the property of New Match, free and clear of all claims or interest of any Person previously entitled thereto. The Agent Agreement shall provide for the Agent to hold the New Match Exchange Fund and the New IAC Exchange Fund separate and apart from each other.”

7.      This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. The provisions of Sections 13.02, 13.03, 13.05–13.09 and 13.11–13.15 of the Transaction Agreement shall apply to this letter agreement, mutatis mutandis, as if such provisions were set forth in this letter agreement in their entirety. Except as specifically provided herein, this letter agreement shall not constitute an amendment, modification or waiver of any provision of the Transaction Agreement, which shall continue and remain in full force and effect in accordance with its terms.

[Signature Page Follows]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President,
General Counsel and Secretary

IAC HOLDINGS, INC.

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President,
General Counsel and Secretary

VALENTINE MERGER SUB LLC

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Vice President and Secretary

Accepted, confirmed, and agreed to as of the date first written above:

MATCH GROUP, INC.

By:	/s/ Jared F. Sine
	Name:	Jared F. Sine
	Title:	Chief Legal Officer and Secretary

[Signature Page to Transaction Agreement Amendment]